Exhibit 99.1

For Immediate Release	July 13, 2022

The Valens Company Reports Second Quarter Fiscal 2022 Financial Results

Realized initial benefits of Integration Initiatives, with SG&A as a percent of revenue declining 908 basis points in Q2 2022 from Q1 2022

In five months, Valens has actioned $15 million in annual cost savings and has identified in excess of $5 million additional cost savings to be actioned over the next few quarters exceeding management’s original $20 million target

Achieved double-digit revenue growth in Green Roads, B2B, & International revenue segments. Provincial sales rebounded strongly in June with record monthly revenue

Top 10 licensed producer in Canada, with a 3.2% market share for three months ending May 2022

Valens reiterates its objective of achieving positive adjusted EBITDA(2) by Q4 2022

Kelowna, B.C., July 13, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company”, “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to report its second quarter fiscal year 2022 financial results for the period ended May 31, 2022.

“The second quarter of 2022 clearly shows that we are executing on our 2022 objectives showing both modest revenue growth in the quarter and a meaningful decline in both cash burn and SG&A expenses. This is expected to accelerate in future quarters as the majority of cost savings from our Integration Initiatives have not been fully realized as these initiatives were executed part way through Q2 and into Q3 2022” said Tyler Robson, Chief Executive Officer of The Valens Company.

“The largest takeaway in the quarter is that we were able to achieve these strides forward despite a revenue decline in our largest segment, provincial sales, where we experienced absent depletion weeks as we transitioned our brand from Verse to Versus,” Robson continued. “Despite the temporary setback in provincial sales, we continue to see strong sell-through for our brands at retail as we were able to expand market share across all product categories. More importantly, momentum has reaccelerated in June with record monthly provincial sales as well as seeing strong visibility into our pipeline of purchase orders into July. During Q2, we experienced strong growth in all other categories of our business with double-digit growth quarter over quarter in our US Green Roads CBD and B2B segments, as well as a large increase in international sales,” he said.

“Encouragingly, we’ve continued to make progress against our Integration Initiatives, having actioned $15 million and now expecting to exceed the $20 million in targeted cost savings. Looking ahead, we intend to realize these cost savings in the coming quarters, which when achieved would lead to a material step down in our overall cost structure. We are well positioned to continue our strategic initiatives and pave the way towards a more profitable future.” Robson added.

Second Quarter Fiscal 2022 Highlights:

●	Net revenue increased 3.5% to $24.0 million in Q2 2022 from $23.2 million in Q1 2022, driven by double digit growth in both Green Roads and B2B, which was partially offset by a decline in provincial sales. Despite the slower growth in net revenue quarter-over-quarter, SG&A declined 6.2% or 908 basis points Q2 2022 from Q1 2022.

1 | Page The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com

o	Provincial sales decreased 14.8% to $9.2 million in Q2 2022 from $10.8 million in Q1 2022. The decline was partially attributable to absent depletion weeks as we rebranded from Verse to Versus. Additionally, $0.5 million of provincial sales revenue generated towards the end of May was pushed into Q3 2022 due to an in-transit adjustment. Encouragingly, provincial sales rebounded strongly in June with record monthly revenue.

o	Green Roads revenue increased 11.8% to $5.7 million in Q2 2022 from $5.1 million in Q1 2022, primarily driven by a 15.9% increase in direct-to-consumer e-commerce sales over the same period resulting from higher traffic and conversion rates to the Company’s online store and an increase in international sales. Direct-to-consumer e-commerce sales contributed 56% in Q2 2022, a slight increase from Q1 2022.

o	B2B increased 11.1% in Q2 2022 to $7.0 million from $6.3 million in Q1 2022. The increase was primarily driven by higher demand in bulk sales.

o	International revenue increased to $1.1 million in Q2 2022 from $0.4 million in Q1 2022. The sequential revenue increase was driven by growth in Australia.

o	Other revenue sources include Valens Labs and Pommies Cider which increased 66.7% in Q2 2022 to $1.0 million from $0.6 million in Q1 2022, with the increase attributable to higher third-party analytical testing services for international markets.

The following table of financial highlights is presented in Canadian dollars, except for percentages

	Three months ended February 28, 2022 (in $MM) Q1 2022	Three months ended May 31, 2022 (in $MM) Q2 2022	Percentage Change Q1 2022 to Q2 2022
Net Revenue	$23.2	$24.0	+3.5%
Provincial Sales	$10.8	$9.2	-14.8%
Green Roads	$5.1	$5.7	+11.8%
B2B	$6.3	$7.0	+11.1%
International	$0.4	$1.1	+175.0%
Other	$0.6	$1.0	+66.7%

Canadian Market Share(3)

Category	Objective 2022	Rank	Three months ended February 28, 2022 (in $MM) Q1 2022	Three months ended May 31, 2022 (in $MM) Q2 2022	Basis Point Change
Overall			2.8%	3.2%	+40bps
Flower	Top 10	#9	2.9%	3.6%	+70bps
Pre-Rolls	Top 10	#15	1.7%	1.8%	+10bps
Edibles	Top 5	#10	2.9%	3.1%	+20bps
Vapes	Top 5	#7	3.5%	3.7%	+20bps
Beverages	Top 5	#4	9.9%	10.9%	+100bps

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Operational Cost Efficiencies

Five months into our Integration Initiatives, we have actioned $15 million in annual cost savings and have identified over $5 million of additional annual cost savings to be actioned in the next few quarters. With the annual cost savings actioned and identified to date, Valens is on track to exceed management’s original $20 million target by fiscal year end 2022. The Company expects to realize the majority of these benefits in Q3 2022 and Q4 2022.

Of the $15 million actioned, approximately 79%, or $11.9 million, of the cost savings are coming through SG&A with the remaining 21%, or $3.1 million, coming through COGS. Of the additional cost savings identified in excess of $5 million, management anticipates approximately 40% to come through SG&A and approximately 60% to come through COGS as we further streamline the organization to drive process-related efficiencies. Management expects these cost savings to positively impact operating expenses and drive margin expansion in the coming quarters.

Financial Summary

●	Net revenue of $24.0 million in Q2 2022, representing an increase of 3.5% over Q1 2022

●	Adjusted gross profit(1) was $3.4 million, or 14.0% of net revenue in Q2 2022, compared to $3.4 million, or 14.6% of net revenue, in Q1 2022.

o	Despite flat adjusted gross profit(1) in the quarter, we implemented numerous initiatives during Q2 2022 which position Valens for improvement in adjusted gross margin(1) in coming quarters. These initiatives include optimizing biomass and input sourcing, commissioning new automation such as flower packing, among others.

●	SG&A decreased 6.2% to $20.9 million, or 87% of net revenue in Q2 2022, compared to $22.3 million, or 96% of net revenue in Q1 2022.

o	The reduction in SG&A was primarily due to lower wages and salaries related to headcount realignment across the organization.

o	Valens had a $1.4 million non-cash charge related to risk on B2B receivables in the quarter. Without this non-cash charge SG&A would have declined to $19.5 million, or 81% of net revenue in Q2 2022

●	Adjusted EBITDA(2) was $(15.9) million, in Q2 2022 compared to $(17.6) million in Q1 2022.

o	The improvement in adjusted EBITDA was attributable to lower SG&A with adjusted gross profit(1) flat quarter over quarter.

o	Without the $1.4 million non-cash charge related to risk on B2B receivables in the quarter, EBITDA would have been $(14.4) million in Q2 2022 compared to $(17.6) million in Q1 2022.

●	Cash flow from operations and cash flow from investing showed a combined large improvement of $4.8 million quarter over quarter.

●	Valens had cash and marketable securities of $26.1 million at the end of Q2 2022. The Q2 2022 cash and marketable securities position does not include the expected monetization of assets that is valued at ~$5 million on the balance sheet.

o	Valens expects Q3 2022 cash flow from operations between $(9) million to $(12.5) million.

During the three months ended May 31, 2022, indicators of impairment were identified as a result of market conditions surrounding the Company, cannabis industry, and growth companies as a whole. This included an excess in the carrying value of the Company’s net assets compared to its market capitalization, as well as an increase in market interest rates. These indicators resulted in management re-assessing the current valuation of certain intangible assets and goodwill. As a result of the analysis, the Company recognized an impairment loss on goodwill and intangible assets of $52.9 million and $67.9 million, respectively, for the three months ended May 31, 2022. In the same period, unrelated to the goodwill and intangible impairment charges, the Company recognized impairment losses of $4.1 million on prepaid deposits, $2.8 million on assets held for sale and an inventory write-down of $13.9 million for the three months ended May 31, 2022. The Company does not expect the impairment charges to have any impact on future operations, nor affect its liquidity, cash flow from operating activities, or compliance with the financial covenants set forth in the loan agreement.

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The following table of financial highlights is presented in thousands of Canadian dollars, except for percentages, per share figures and Canadian recreational market share.

	Three months ended February 28, 2022;	Three months ended May 31, 2022;
	Q1 2022	Q2 2022
Gross Revenue	$29,867	$29,275
Net Revenue	$23,180	$23,999
Gross Profit	$1,961	$(10,749)
Gross Profit Margin	8.5%	N/A
Adjusted Gross Profit (1)	$3,375	$3,360
Adjusted Gross Profit Margin % (1)	14.6%	14.0%
Adjusted EBITDA (2)	$(17,646)	$(15,884)
Adjusted EBITDA % (2)	N/A	N/A
Net Income (Loss)	$(25,748)	$(160,807)
Basic/Diluted Income (Loss) Per Share	$(0.38)	$(2.13)
Cash & Marketable Securities	$20,208	$26,143
Quarterly Canadian Recreational Market Share	2.8%	3.2%

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1.	Management utilizes this measure to provide a representation of performance in the period by excluding the inventory impairment measurement adjustments and impacts of biological asset changes as required by IFRS. Adjusted gross profit is a non-GAAP ratio, which management believes provides useful information as it represents gross profit for management purposes based on costs to manufacture, package and ship inventory sold, exclusive of any impairments due to changes in internal or external influences impacting the net realizable value of inventory and non-cash items. See reconciliation of “Adjusted Gross Profit (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the quarter ended May 31, 2022.

2.	The Company has identified adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss for the period, as reported, adjusted for financing costs (net), recovery of income taxes, depreciation and amortization, share-based payments, fair value and realized biological assets changes, foreign exchange gains, inventory valuation allowance, remeasurement of contingent consideration, restructuring charges, gains and losses on disposal of capital assets, gains and losses on marketable securities and derivatives, and non-recurring and transaction costs. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the three months ended May 31, 2022.

Second Quarter Fiscal 2022 Corporate and Operational Highlights:

●	Entered into an agreement with Signifi Solutions, to place cloud-managed Green Roads smart kiosks in various premium mall locations in bustling retail markets in the U.S. The agreement includes 12 premium mall locations with the potential for an additional 60 mall location in 2022. Kiosks will include a full assortment of Green Roads products customized at helping consumers with various wellness needs.

●	Subsequent to quarter-end, Valens secured an exclusive cannabis partnership with ColdHaus Distribution (“ColdHaus”), providing integrated logistics solutions for Valens-branded cannabis products across Ontario, Alberta, and British Columbia. Pursuant to the two-year partnership, ColdHaus in conjunction with Valens will be responsible for store level representation, brand advocacy, distribution route coverage and retail staff education to drive brand visibility and commercial retail presence.

●	Subsequent to quarter-end, Valens enhanced its adult recreational market portfolio with the launch of Bon Jak, an exclusive cannabis brand in Quebec, designed to deliver unique user experience to target consumers.

“While the recent market volatility and rising interest rates have disproportionately impacted growth companies, we have made significant progress on several objectives over the last six months,” said Jeff Fallows, President of The Valens Company. “We have revitalized Valens’ brand portfolio, partnered with ColdHaus to increase product distribution, and completed a series of targeted Integration Initiatives aimed at driving efficiencies throughout the organization.”

Fallows continued, “In Q2 2022, we saw sequential improvement in our adjusted EBITDA, as we began to realize the initial benefits of our Integration Initiatives. Most importantly, we expect to see the bulk of the savings from these initiatives in the coming quarters, as we continue down the path to becoming adjusted EBITDA positive by Q4 2022.”

5 | Page The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com

Outlook

Key Performance Indicators and Revenue Guidance:

Key Objectives for 2022:

1.	Grow adult recreational market share in Canada by seeking to become a top 5 Player in vapes, edibles and beverages and a top 10 player in flower products.

2.	Unlock our potential in the U.S. and international markets through the Green Roads platform acquired in April 2021.

3.	Seek to achieve positive adjusted EBITDA by Q4 by improving the gross margin and SG&A profile of the business through our Integration Initiatives which are based on a combination of cost efficiencies, realization of M&A synergies and greater levels of automation and process standardization.

4.	Reduce cash burn through improvements in adjusted EBITDA, working capital management and monetization of non-core assets.

5.	Development of the Company’s U.S. THC strategy as permissible under federal regulations.

Revenue & EBITDA Guidance 2023:

1.	Minimum revenue of CAD$225 million

2.	Adjusted EBITDA margins greater than 10%

This press release is intended to be read in conjunction with the Management’s Discussion and Analysis (“MD&A”) for the period and the accompanying Financial Statements and notes, available under the Company’s profile on SEDAR at www.sedar.com and the Company’s Form 6-K, which will be furnished on EDGAR (www.sec.gov/edgar.shtml).

Q2 2022 Conference Call Details

The Company will host a conference call tomorrow, Thursday, July 14, 2022, at 11:00 AM Eastern Time / 8:00 AM Pacific Time to discuss the financial results and business outlook.

Participant Dial-in Numbers:

Toll-Free: 1-877-407-0792
Toll / International: 1-201-689-8263
*Participants should request The Valens Company Earnings Call or provide conference ID: 13731030.

The call will be available via webcast on the Valens investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Sunil Gandhi, Chief Financial Officer, Jeff Fallows, President, Adam Shea, Chief Commercial Officer, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question-and-answer session following the prepared remarks.

At Valens, it’s Personal.

Sources:

3 Based on Hifyre data for Alberta, Ontario, British Columbia, and Saskatchewan

6 | Page The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid-based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For media and investor relations, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, statements regarding the ability to regain compliance with the Nasdaq Listing Rules, and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, the inability to meet the Minimum Bid Requirement or comply with Nasdaq’s other listing standards within the prescribed time period, which could result in the delisting of the common shares, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

7 | Page The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com

In addition to the foregoing assumptions, the 2023 revenue guidance of C$225 million referenced above is based on the following assumptions: (i) that the Green Roads business in the United States in 2023 achieves revenue consistent with pre-COVID-19 pandemic levels (many of the bricks-and-mortar retail locations that Green Roads sells to experienced challenges related to COVID-19 but are now resuming normal operations); (ii) a slight percentage increase in the Company’s market share of the Canadian recreational cannabis market associated with new branded product launches (such Canadian recreational cannabis market based on a third-party data analytics company covering the cannabis industry), and reflecting a typical wholesale discount to reflect that Company sells to provincial distributors; (iii) the Company’s B2B business in 2023 generating revenue consistent with current levels; and (iv) the Company’s Pommies business and Valens Labs as well as its revenue from foreign operations outside of the United States, in 2023 achieving revenue from ongoing initiatives and consistent with the Company’s previous disclosure.

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